CONFIDENTIAL MANAGEMENT
FINANCIAL SERVICES, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
JUNE 30, 2017



EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335



"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Confidential Management Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Confidential Management Financial Services, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (2) (i), and Confidential Management Financial Services, Inc. stated that Confidential Management Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Confidential Management Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 3, 2017

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.



CMFS CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

Date: 26 July 2017

To: All interested parties

From: Craig Adams, Vice President, CCO

Re: SEC Rule 15c3-3 exemption

CMFS claims an exemption under Rule 15c3-3(k)(2)(i).

CMFS carries no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with their broker-dealer activities.

CMFS does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of Confidential Management Financial Services, Inc.

CMFS has maintained this exemption throughout the year without exception.

CMFS has followed all rules pertaining to this exemption to the best of our knowledge.

1700 West Big Beaver Road, Suite 320 – Troy, Michigan 48084
Phone: 248.540.7511 – Fax: 248.540.9261
www.confidentialmgt.com